ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

October 10, 2017

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Edward Bartz

Re:
Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) and Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) (each a “Registrant” or “Trust” and collectively, the “Registrants” or “Trusts”)

Dear Mr. Bartz:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on September 29, 2017 in connection with the Registrants’ preliminary proxy statement filed on Schedule 14A with the Commission on September 22, 2017 (the “Preliminary Proxy Statement”). The Staff’s comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.
Comment: Please discuss supplementally, and disclose in the proxy statement, whether the Advisers and Impax intend that the conditions of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), will be met in connection with the Transaction.

Response: The Registrants note that six of the eight members of each Board of Trustees are not “interested persons” (as that term is defined in the 1940 Act) of the Trusts and that the Advisers and Impax have agreed that, subject to compliance with their fiduciary duties, they will use reasonable effects to ensure that the conditions of Section 15(f) will be met.

The following discussion will be added under the section of the proxy statement entitled “Other Information:”

Section 15(f) of the 1940 Act

Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities or any other interest in such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, a majority of the board of trustees of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms, conditions or understandings applicable thereto. The Advisers and Impax have agreed that, subject to compliance with their fiduciary duties, they will use reasonable effects to ensure that the conditions of Section 15(f) will be met.

2.	Comment: Does Impax AM advise any other registered investment companies?

Response: The Registrants hereby confirm that Impax AM does not currently advise any other registered investment companies.

3.	Comment: Please update Laurence A. Shadek’s principal occupation information in the table under the section of the proxy statement entitled “Principal Executive Officers and Directors.”

Response: The Registrants have updated the referenced information in the proxy statement.

* * * * *

We hope that the foregoing response adequately addresses the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith
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